Exhibit 99.1

March 29, 2013

Luxfer Announces Filing of 2012 Annual Report on Form 20-F

SALFORD, England—(Business Wire)—Luxfer Holdings PLC (Luxfer Group) (NYSE:LXFR), a global materials technology company, today announced it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, with the United States Securities and Exchange Commission. A copy of this Annual Report, which includes audited financial statements, is available to download at www.luxfer.com. Hard copies of the Annual Report on Form 20-F are also available, free of charge, upon request to Luxfer Holdings PLC, Investor Relations Department, Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE, United Kingdom.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in aerospace, automotive, defense, photo-engraving and medical applications; zirconium chemicals used in automotive and industrial catalysts, filters, and ceramics; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for firefighters, compressed natural gas for alternative-fuel vehicles and specialty gases for microchip manufacturing; and metal panels “superformed” into complex shapes for aerospace, automotive, and rail applications. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its ADSs trade under the symbol “LXFR”.

Contacts
Luxfer Holdings PLC, Investor & News Agency Communications:
Dan Stracner, Investor Relations Director,
U.S. Telephone number +1 951 341 2375,
dan.stracner@luxfer.net